SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 35732]

Deregistration under Section 8(f) of the Investment Company Act of 1940

August 29, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of August 2025. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's

Office of Investor Education and Advocacy at (202) 551-8090. An order granting each

application will be issued unless the SEC orders a hearing. Interested persons may request a

hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov

and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is

listed for the relevant applicant below, or personally or by mail, if a physical address is listed

for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m.

on September 23, 2025, and should be accompanied by proof of service on applicants, in the

form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act,

hearing requests should state the nature of the writer's interest, any facts bearing upon the

desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

First Trust Specialty Finance & Financial Opportunities Fund. [File No. 811-22039]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to First Trust Exchange-Traded Fund VIII, and on June 30,2025 made a final distribution to its shareholders based on net asset value. Expenses of $451,616.94 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on August 4, 2025.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

Mammoth Institutional Credit Access Fund [File No. 811-23844]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 11, 2023, and amended on May 24, 2024, and August 6, 2025.

Applicant's Address: 3201 Stellhorn Road, Suite A-124, Fort Wayne, Indiana 46815.

Mammoth Institutional Equity Access Fund [File No. 811-23845]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 11, 2023, and amended on May 24, 2024, and August 6, 2025.

Applicant's Address: 3201 Stellhorn Road, Suite A-124, Fort Wayne, Indiana 46815.

Prospector Funds, Inc. [File No. 811-22077]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Managed Portfolio Series, and on September 9, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $205,000 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund.

Filing Dates: The application was filed on December 17, 2024 and amended on July 29, 2025.

Applicant's Address: 370 Church Street, Guilford, Connecticut 06347.

Seventh Automatic Common Exchange Security Trust [File No. 811-08829]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on June 28, 2024 and amended on June 3, 2025, and July 23, 2025.

Applicant's Address: 200 West Street, New York, New York 10282-2198.

Twelfth Automatic Common Exchange Security Trust [File No. 811-09429]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on June 28, 2024 and amended on June 3, 2025, and July 23, 2025.

Applicant's Address: 200 West Street, New York, New York 10282-2198.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.